March 12, 2014

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Sysorex Global Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-191648

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff’s letter to Sysorex Global Holdings Corp. (the “Company”), dated March 4, 2014 (the “Staff’s Letter”), concerning the Company’s Registration Statement on Form S-1 (File No. 333-191648), including all amendments thereto (the “Registration Statement”) filed with the Securities and Exchange Commission. We have filed an amendment to the Registration Statement (the “Amendment No. 4”) concurrently with this letter incorporating and/or responding to the requested changes. In addition, all financial statement information has been updated through December 31, 2013.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Introduction to Pro Forma Condensed Combined Financial Statements, page F-112

1.	Please expand the adjustment notes to disclose, in tabular form, how the purchase price was determined and allocated.

The Company has updated its proforma disclosure in the Registration Statement to provide proforma financial information as of December 31, 2013 and included the requested items. Please refer to pages F95-96 of the Amendment No. 4.

2.

Please expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period. Further, disclose the nature of the intangible assets acquired and the factors that make up the goodwill acquired in the AirPatrol Corporation acquisition.

The Company has updated its proforma disclosure in the Registration Statement and included the requested items. Please refer to pages F95-97 of the Amendment No. 4.

If you have any questions please do not hesitate to contact the undersigned at (650) 245-0053, Elliot H. Lutzker of Davidoff Hutcher & Citron LLP at (646) 428-3210 or by email at ehl@dhclegal.com or Kevin Friedmann of Richardson & Patel, LLP at (212) 566-5159 or by email at kfriedmann@richardsonpatel.com.

Sincerely,

SYSOREX GLOBAL HOLDINGS CORP.

By: /s/ Nadir Ali
Nadir Ali
Chief Executive Officer